

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

<u>Via Facsimile</u>
Mr. Vitaly Melnikov
Chief Financial Officer
700 West Pender Street, Suite 507
Vancouver, BC V6C 1G8
Canada

> **Re: Mass Petroleum, Inc.**
> **Form 10-K for the Fiscal Year ended November 30, 2012**
> **Filed February 28, 2013**
> **File No. 0-53447**

Dear Mr. Melnikov:

We issued comments on the above captioned filing on April 2, 2013. On October 8, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tracie Towner at (202) 551-3744, Jenifer Gallagher, at (202) 551-3706, or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief